UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

______________________________

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

______________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of    ☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes       ☒ No

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: August 30, 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2016 INTERIM RESULTS ANNOUNCEMENT

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company”) hereby presents the interim financial information of the Company and its subsidiaries (collectively, the “Group”) for the six months ended 30 June 2016 prepared in accordance with International Financial Reporting Standards (“IFRS”) (which were reviewed and approved by the Board and the audit and risk management committee of the Company (the “Audit and Risk Management Committee”) on 30 August 2016), with comparative figures for the corresponding period in 2015.

The interim financial information of the Group for the six months ended 30 June 2016 is unaudited and is not necessarily indicative of annual or future results of the Group. Investors should not place undue reliance on the interim financial information of the Group for the six months ended 30 June 2016.

INTERIM FINANCIAL INFORMATION

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six months ended 30 June 2016

		(Unaudited)
		Six months ended 30 June
		2016	2015
	Notes	RMB million	RMB million

Revenues	5	46,335	44,371
Other operating income and gains		2,772	2,256
Gain on fair value changes of derivative financial instruments		2	4

Operating expenses
Aircraft fuel		(8,363)	(10,562)
Take-off and landing charges		(5,794)	(5,082)
Depreciation and amortisation		(5,801)	(5,011)
Wages, salaries and benefits		(8,314)	(7,576)
Aircraft maintenance		(2,259)	(1,896)
Impairment charges		(3)	(133)
Food and beverages		(1,401)	(1,212)
Aircraft operating lease rentals		(2,317)	(2,200)
Other operating lease rentals		(345)	(325)
Selling and marketing expenses		(1,631)	(1,888)
Civil aviation development fund		(945)	(878)
Ground services and other expenses		(2,769)	(2,794)
Other indirect operating expenses		(2,009)	(1,348)

Total operating expenses		(41,951)	(40,905)

Operating profit		7,158	5,726
Share of results of associates		73	71
Share of results of joint ventures		23	(3)
Finance income		34	54
Finance costs	7	(2,717)	(1,160)

Profit before income tax		4,571	4,688
Income tax expense	8	(1,041)	(831)

Profit for the period		3,530	3,857

		(Unaudited)
		Six months ended 30 June
		2016	2015
	Notes	RMB million	RMB million

Other comprehensive income for the period
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Cash flow hedges, net of tax		(178)	8
Fair value changes of available-for-sale investments, net of tax		35	67
Fair value changes of available-for-sale investments held by an associate, net of tax		(7)	4

Net other comprehensive income to be reclassified to profit or loss in subsequent periods		(150)	79

Other comprehensive income not to be reclassified to profit or loss in subsequent periods
Actuarial gains/(losses) on the post-retirement benefit obligations, net of tax		30	(76)

Net other comprehensive income not to be reclassified to profit or loss in subsequent periods		30	(76)

Other comprehensive income, net of tax		(120)	3

Total comprehensive income for the period		3,410	3,860

Profit attributable to:
Equity holders of the Company		3,230	3,562
Non-controlling interests		300	295

Profit for the period		3,530	3,857

Total comprehensive income attributable to:
Equity holders of the Company		3,107	3,562
Non-controlling interests		303	298

Total comprehensive income for the period		3,410	3,860

Earnings per share attributable to the equity holders of the Company during the period
– Basic and diluted (RMB)	9	0.25	0.28

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2016

		(Unaudited)	(Audited)
		As at	As at
		30 June	31 December
		2016	2015
	Notes	RMB million	RMB million

Non-current assets
Property, plant and equipment	11	143,661	133,242
Investment properties		289	294
Lease prepayments		2,019	2,094
Intangible assets	12	11,601	11,522
Advanced payments on acquisition of aircraft	13	19,887	21,207
Investments in associates		1,554	1,543
Investments in joint ventures		541	518
Available-for-sale investments		594	452
Other non-current assets		3,261	3,754
Deferred tax assets		196	243
Derivative financial instruments		5	45

		183,608	174,914

Current assets
Flight equipment spare parts		2,186	2,056
Trade receivables	14	2,983	2,867
Prepayments and other receivables		11,566	8,446
Restricted bank deposits and short-term bank deposits		36	35
Cash and cash equivalents		13,214	9,080
Assets classified as held for sale		437	594

		30,422	23,078

Current liabilities
Sales in advance of carriage		6,136	5,841
Trade and bills payable	15	2,403	3,712
Other payables and accruals		19,742	19,057
Current portion of obligations under finance leases	16	5,557	6,109
Current portion of borrowings	17	52,181	38,214
Income tax payable		277	169
Current portion of provision for return condition checks for aircraft under operating leases		988	1,281
Derivative financial instruments		1	4

		87,285	74,387

Net current liabilities		(56,863)	(51,309)

Total assets less current liabilities		126,745	123,605

		(Unaudited)	(Audited)
		As at	As at
		30 June	31 December
		2016	2015
	Notes	RMB million	RMB million

Non-current liabilities
Obligations under finance leases	16	49,667	46,290
Borrowings	17	16,251	28,498
Provision for return condition checks for aircraft under operating leases		2,310	2,222
Other long-term liabilities		3,645	3,990
Post-retirement benefit obligations		2,723	2,569
Deferred tax liabilities		30	8
Derivative financial instruments		295	97

		74,921	83,674

Net assets		51,824	39,931

Equity
Equity attributable to the equity holders of the Company
– Share capital	18	14,467	13,140
– Reserves		34,591	24,271

		49,058	37,411

Non-controlling interests		2,766	2,520

Total equity		51,824	39,931

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2016

	Attributable to equity holders of the Company
						Non-
	Share	Other	Retained			controlling	Total
	capital	reserves	profits		Subtotal	interests	equity
	RMB million	RMB million	RMB million		RMB million	RMB million	RMB million

Balance at 1 January 2016	13,140	19,103	5,168		37,411	2,520	39,931

Profit for the period	–	–	3,230		3,230	300	3,530
Other comprehensive income for the period	–	(123)	–		(123)	3	(120)

Total comprehensive income for the period	–	(123)	3,230		3,107	303	3,410
Issue of shares (Note 18)	1,327	7,213	–		8,540	–	8,540
Dividends paid to non-controlling interests	–	–	–		–	(57)	(57)

Balance at 30 June 2016	14,467	26,193 *	8,398	*	49,058	2,766	51,824

	Attributable to equity holders of the Company
					Non-
	Share	Other	Retained		controlling	Total
	capital	reserves	profits	Subtotal	interests	equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at 1 January 2015	12,674	16,485	815	29,974	1,797	31,771

Profit for the period	–	–	3,562	3,562	295	3,857
Other comprehensive income for the period	–	–	–	–	3	3

Total comprehensive income for the period	–	–	3,562	3,562	298	3,860
Dividends paid to non-controlling interests	–	–	–	–	(37)	(37)

Balance at 30 June 2015	12,674	16,485	4,377	33,536	2,058	35,594

*	These reserve accounts comprise the unaudited consolidated reserves of RMB34,591 million in the unaudited interim condensed consolidated statement of financial position.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 30 June 2016

	(Unaudited)
	Six months ended 30 June
	2016	2015
	RMB million	RMB million
Cash flows from operating activities
Profit before tax	4,571	4,688

Adjustments to reconcile profit before tax to net cash flows:
Depreciation of property, plant and equipment	5,705	4,941
Depreciation of investment properties	5	–
Amortisation of intangible assets	63	30
Amortisation of lease prepayments	28	40
Amortisation of other non-currents assets	181	177
Impairment of an investment in an associate	–	33
Impairment of available-for-sale investments	–	100
Gain on disposal of property, plant and equipment	(44)	(135)
Gain on fair value changes of derivative financial instruments	(2)	(4)
Share of results of associates and joint ventures	(96)	(68)
Gain on disposal of available-for-sale investments	(95)	–
Gain on disposal of investments in a subsidiary	–	(41)
Dividend income from available-for-sale investments	(20)	(4)
Net foreign exchange losses	1,725	58
Interest income	(34)	(54)
Interest expense	1,317	1,102
Provision for flight equipment spare parts	3	–

Increase in flight equipment spare parts	(133)	(5)
Increase in trade and other receivables and prepayments	(1,090)	(1,738)
(Decrease)/increase in trade and other payables	(732)	1,713

Cash generated from operations	11,352	10,833

Income tax paid	(817)	(592)

Net cash flows from operating activities	10,535	10,241

	(Unaudited)
	Six months ended 30 June
	2016	2015
	RMB million	RMB million

Cash flows from investing activities
Additions to property, plant and equipment	(3,602)	(369)
Additions to intangible assets	(142)	–
Advanced payments on acquisition of aircraft	(13,239)	(13,234)
Increase in shareholding in associates	–	(413)
Proceeds from disposal of assets classified as held for sale	168	1,901
Proceeds from disposal of property, plant and equipment	356	325
Proceeds from disposal of interest in a subsidiary	–	49
Proceeds from disposal of short-term deposits	–	2
Proceeds from disposal of lease payments	39	–
Interest received	34	54
Dividends received	18	36
Repayment of loans from an associate	–	247
Loans to a joint venture	(4)	–

Net cash flows used in investing activities	(16,372)	(11,402)

Cash flows from financing activities
Proceeds from issue of shares	8,540	–
Proceeds from draw-down of short-term bank loans	35,438	9,288
Repayments of short-term debentures	(12,000)	(4,000)
Repayments of short-term bank loans	(31,665)	(17,796)
Proceeds from issuance of short-term debentures	35,500	9,000
Proceeds from issuance of medium-term notes	3,000	–
Proceeds from draw-down of long-term bank loans
and other financing activities	12,283	14,723
Repayments of long-term bank loans	(28,251)	(6,359)
Repayments of long-term bonds	(5,497)	–
Principal repayments of finance lease obligations	(5,652)	(2,563)
Interest paid	(1,758)	(1,561)
Dividends paid to non-controlling interests of subsidiaries	(57)	(37)

Net cash flows from financing activities	9,881	695

Net increase/(decrease) in cash and cash equivalents	4,044	(466)
Cash and cash equivalents at beginning of period	9,080	1,355
Effect of foreign exchange rate changes	90	(56)

Cash and cash equivalents at 30 June	13,214	833

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2016

1.	CORPORATE AND GROUP INFORMATION

China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares, was established in the People’s Republic of China (the “PRC”) on 14 April 1995. The address of the Company’s registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

In the opinion of the directors, the holding company and ultimate holding company of the Company is China Eastern Air Holding Company (“CEA Holding”), a state-owned enterprise established in the PRC.

The A shares, H shares and American Depositary Receipts are listed on The Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange, respectively.

The unaudited interim condensed consolidated financial statements were approved for issue by the Company’s Board on 30 August 2016.

2.	BASIS OF PREPARATION

The unaudited interim condensed consolidated financial statements, comprising interim condensed statement of financial position as at 30 June 2016, interim condensed statement of profit or loss and other comprehensive income, interim condensed statement of changes in equity and interim condensed statement of cash flows for six months ended 30 June 2016 (collectively refer to as the ”interim financial information”), have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. The interim financial information does not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the annual financial statements for the year ended 31 December 2015, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).

As at 30 June 2016, the Group’s current liabilities exceeded its current assets by approximately RMB56.86 billion. In preparing the interim financial information, the Board conducts adequate and detailed review over the Group’s going concern ability based on the current financial situation.

The Board has taken actions to deal with the situation that current liabilities exceeded its current assets, and the Board is confident that the Group has obtained adequate credit facility from the banks to support the floating capital. As at 30 June 2016, the Group had total unutilised credit facilities of approximately RMB43.71 billion from banks.

Based on the bank facility obtained by the Group, the past record of the financing and the good working relationship with major banks and financial institutions, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements for the upcoming twelve months. Accordingly, the Board believes that it is appropriate to prepare these financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

3.	ACCOUNTING POLICIES

The accounting policies adopted in the preparation of the interim financial information are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2015, except for the adoption of new standards and interpretations effective as of 1

January 2016. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The nature and the effect of these changes are disclosed below. Although these new standards and amendments apply for the first time in 2016, they do not have a material impact on the interim financial information of the Group. The nature and the impact of each new standard or amendment which is applicable to the Group is described below:

Amendments to IAS 1	Presentation of financial statement: Disclosure Initiative
Annual Improvements	Amendments to a number of IFRSs
2012-2014 Cycle

Amendments to IAS 1, Presentation of financial statements: Disclosure initiative

The amendments to IAS 1 introduce narrow-scope changes to various presentation requirements. The amendments do not have a material impact on the presentation and disclosure of the Group’s interim financial report.

Annual Improvements to IFRSs 2012-2014 Cycle

This cycle of annual improvements contains amendments to four standards. Among them, IAS 34, Interim financial reporting, has been amended to clarify that if an entity discloses the information required by the standard outside the interim financial statements by a cross-reference to the information in another statement of the interim financial statements, then users of the interim financial statements should have access to the information incorporated by the cross-reference on the same terms and at the same time. The amendments do not have an impact on the Group’s interim financial statements as the Group does not present the relevant required disclosures outside the interim financial statements.

4.	FINANCIAL RISK MANAGEMENT

(a)	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and fuel price risk), credit risk, and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to manage risk exposures whenever management considers necessary.

The interim financial information does not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2015.

There have been no changes in the risk management department since the 2015 year end or in any risk management policies.

Liquidity risk

The Group’s primary cash requirements have been for day-to-day operations, additions of and upgrades to aircraft, engines and flight equipment and repayments of related borrowings. The Group finances its working capital requirements through a combination of funds generated from operations and borrowings including bank loans, debentures and bonds (both short-term and long-term). The Group generally finances its acquisition of aircraft through long-term finance leases or bank loans.

The Group operates with a working capital deficit. As at 30 June 2016, the Group’s net current liabilities amounted to RMB56,863 million (2015: RMB51,309 million). For the six months ended 30 June 2016, the Group recorded a net cash inflow from operating activities of RMB10,535 million (for the six months ended 30 June 2015: RMB10,241 million), a net cash outflow from investing activities and financing activities of RMB6,491million (for the six months ended 30 June 2015: outflow RMB10,707 million), and an increase in cash and cash equivalents of RMB4,044 million (for the six months ended 30 June 2015: decrease of RMB466 million).

The Board believes that cash from operations and bank loans will be sufficient to meet the Group’s operating cash flow. Due to the dynamic nature of the underlying businesses, the Group’s treasury policy aims at maintaining flexibility in funding by keeping credit lines available. The Board believes that the Group has obtained sufficient general credit facilities from the PRC banks for financing future capital commitments and for working capital purposes.

The table below analyses the Group’s financial liabilities that will be settled into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than	Between	Between	Over
	1 year	1 and 2 years	2 and 5 years	5 years	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

At 30 June 2016 (Unaudited)
Borrowings	53,435	2,162	8,047	7,958	71,602
Derivative financial instruments	1	–	72	223	296
Trade, bills and other payables	16,223	–	–	–	16,223
Obligations under finance leases	7,024	6,687	19,363	31,714	64,788

	76,683	8,849	27,482	39,895	152,909

At 31 December 2015 (Audited)
Borrowings	39,794	11,067	9,477	10,873	71,211
Derivative financial instruments	4	–	58	39	101
Trade, bills and other payables	15,433	–	–	–	15,433
Obligations under finance leases	7,377	7,101	19,183	25,167	58,828

	62,608	18,168	28,718	36,079	145,573

(b)	Fair value estimation of financial assets and liabilities

Financial instruments not measured at fair value

The carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, were as follows:

	(Unaudited)		(Audited)
	30 June 2016		31 December 2015
	Carrying		Carrying
	amounts	Fair values	amounts	Fair values
	RMB million	RMB million	RMB million	RMB million

Financial assets
Deposits relating to aircraft held under operating leases included in other non-current assets	261	249	338	316

Financial liabilities
Long-term bank borrowings	10,139	9,920	33,386	32,880
Obligations under finance leases	55,224	59,276	52,399	50,839

Total	65,363	69,196	85,785	83,719

Management assessed cash and cash equivalents, restricted bank deposits and short-term bank deposits, trade receivables, other receivables, trade and bills payable, other payables, short-term debentures, short-term bank borrowings and short-term guaranteed bonds. Given their short term nature, their carrying amounts approximated to their fair values.

The fair values of the deposits relating to aircraft held under operating leases included in other non-current assets, Long-term bank borrowings and obligations under finance leases have been measured using significant observable inputs and calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities.

Financial instruments measured at fair value

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with high credit ratings. Derivative financial instruments, including forward foreign exchange contracts, interest rate swaps, cross currency swap are measured using valuation techniques similar to forward pricing and swap models, using present value calculations. The models incorporate various market observable inputs including the foreign exchange spot and forward rates and interest rate curves. As at 30 June 2016, the marked to market value of the derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and other financial instruments recognised at fair value.

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

Assets and liabilities measured at fair value:

As at 30 June 2016 (Unaudited)

	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million

Assets
Derivative financial instruments
– Forward foreign exchange contracts	–	5	–	5
Available-for-sale investments	485	–	–	485

	485	5	–	490

Liabilities
Derivative financial instruments
– Interest rate swaps	–	296	–	296

As at 31 December 2015 (Audited)

	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million

Assets
Derivative financial instruments
– Forward foreign exchange contracts	–	16	–	16
– Interest rate swaps	–	22	–	22
– Cross currency swap	–	7	–	7
Available-for-sale investments	316	–	–	316

	316	45	–	361

Liabilities
Derivative financial instruments
– Interest rate swaps	–	101	–	101

The fair value of financial instruments traded in active markets was based on quoted market prices at the reporting dates. Available-for-sale investments measured at the fair value are listed A share and listed H share stock investments.

The fair values of derivative financial instruments are determined by using valuation techniques. These valuation techniques use applicable models and maximise the use of observable market data where it is available and also use quoted market prices or dealer quotes for reference.

Assets and liabilities for which fair values are disclosed:

As at 30 June 2016 (Unaudited)

	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million

Assets
Deposits relating to aircraft held under operating leases included in other long-term assets	–	249	–	249

Liabilities
Long-term bank borrowings	–	9,920	–	9,920
Obligations under finance leases	–	59,276	–	59,276

	–	69,196	–	69,196

As at 31 December 2015 (Audited)

	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million

Assets
Deposits relating to aircraft held under operating leases included in other long-term assets	–	316	–	316

Liabilities
Long-term bank borrowings	–	32,880	–	32,880
Obligations under finance leases	–	50,839	–	50,839

	–	83,719	–	83,719

5.	REVENUES

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

	(Unaudited)
	Six months ended 30 June
	2016	2015
	RMB million	RMB million

Traffic revenues
– Passenger	39,298	37,152
– Cargo and mail	2,690	3,217
Tour operations income	1,392	1,481
Ground service income	1,327	1,185
Cargo handling and processing income	217	148
Commission income	15	34
Others	1,396	1,154

	46,335	44,371

6.	SEGMENT INFORMATION

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as “airline transportation operations”, which comprises the provision of passenger, cargo, mail delivery, ground service and cargo handling services.

Other services including primarily tour operations, air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the “other segments” column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRS in certain aspects. The amount of each material reconciling items from the Group’s reportable segment revenue and profit or loss, arising from different accounting policies are set out in Note 6(c) below.

The segment results for the six months ended 30 June 2016 were as follows:

	(Unaudited)
	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Reportable segment revenue from external customers	44,416	1,916	–	–	46,332
Inter-segment sales	108	287	(395)	–	–

Reportable segment revenue	44,524	2,203	(395)	–	46,332

Reportable segment profit before income tax	4,272	92	–	210	4,574

Other segment information

Depreciation and amortisation	5,903	76	–	–	5,979
Impairment charges	3	–	–	–	3
Finance income	38	85	(89)	–	34
Finance expenses	1,271	180	(89)	–	1,362
Capital expenditure	15,333	357	–	–	15,690

The segment results for the six months ended 30 June 2015 were as follows:

	(Unaudited)
	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Reportable segment revenue from external customers	42,446	1,865	–	–	44,311
Inter-segment sales	–	192	(192)	–	–

Reportable segment revenue	42,446	2,057	(192)	–	44,311

Reportable segment profit before income tax	4,530	47	–	113	4,690

Other segment information

Depreciation and amortisation	5,126	60	–	–	5,186
Impairment charges	103	33	–	–	136
Finance income	52	9	(7)	–	54
Finance expenses	974	139	(9)	–	1,104
Capital expenditure	18,551	212	–	–	18,763

The segment assets and liabilities as at 30 June 2016 and 31 December 2015 were as follows:

	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

At 30 June 2016 (Unaudited)
Reportable segment assets	208,716	9,527	(9,182)	2,689	211,750
Reportable segment liabilities	163,645	7,689	(9,182)	51	162,203

At 31 December 2015 (Audited)
Reportable segment assets	189,408	12,045	(8,282)	2,538	195,709
Reportable segment liabilities	156,041	10,260	(8,282)	39	158,058

*	Unallocated assets primarily represent investments in associates and joint ventures, and available-for-sale investments. Unallocated results primarily represent the share of results of associates and joint ventures, income relating to available-for-sale investments and impairment charge on available-for-sale investments.

(b)	The Group’s business operates in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical area are analysed based on the following criteria:

1)	Traffic revenue from services within the Mainland China (the PRC excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, (collectively known as “Regional”)) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations.

2)	Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services are classified on the basis of where the services are performed.

	(Unaudited)
	Six months ended 30 June
	2016	2015
	RMB million	RMB million

Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	29,965	28,982
Regional (Hong Kong, Macau and Taiwan)	1,785	1,760
International	14,585	13,629

	46,335	44,371

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic area and hence segment non-current assets and capital expenditure by geographic area are not presented. Except the aircraft, most non-current assets (except financial instruments) are registered and located in the PRC.

(c)	Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements:

		(Unaudited)
		Six months ended 30 June
		2016	2015
	Note	RMB million	RMB million

Revenue
Reportable segment revenue		46,332	44,311
– Reclassification of business tax and expired sales in advance of carriage	(i)	3	60

Consolidated revenue		46,335	44,371

		(Unaudited)
		Six months ended 30 June
		2016	2015
	Note	RMB million	RMB million

Profit before income tax
Reportable segment profit		4,574	4,690
– Differences in depreciation charges for aircraft and engines due to different depreciation lives	(ii)	(3)	(2)

Consolidated profit before income tax		4,571	4,688

		(Unaudited)	(Audited)
		As at	As at
		30 June	31 December
		2016	2015
	Notes	RMB million	RMB million

Assets
Reportable segment assets		211,750	195,709
– Differences in depreciation charges for aircraft and engines due to different depreciation lives	(ii)	38	41
– Difference in intangible asset arising from the acquisition of Shanghai Airlines	(iii)	2,242	2,242

Consolidated assets		214,030	197,992

	(Unaudited)	(Audited)
	As at	As at
	30 June	31 December
	2016	2015
	RMB million	RMB million

Liabilities
Reportable segment liabilities	162,203	158,058
– Others	3	3

Consolidated liabilities	162,206	158,061

Notes:

(i)	The difference represents the different classification of business tax and expired sales in advance of carriage under the PRC Accounting Standards and IFRS.

(ii)	The difference is attributable to the differences in the useful lives and residual values of aircraft and engines adopted for depreciation purposes in prior years under the PRC Accounting Standards and IFRS. Despite the depreciation policies of these assets have been unified under IFRS and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which result in the differences in the carrying amounts and related depreciation charges under IFRS and the PRC Accounting Standards.

(iii)	The difference represents the different measurement of the fair value of acquisition cost of the shares from Shanghai Airlines between the PRC Accounting standards and IFRS, which results in the different measurement of goodwill.

7.	FINANCE COSTS

	(Unaudited)
	Six months ended 30 June
	2016	2015
	RMB million	RMB million

Interest on bank borrowings	975	788
Interest relating to obligations under finance leases and post-retirement benefits	564	391
Interest on bonds and debentures	90	251
Interest relating to bills payable	128	4

	1,757	1,434

Less: amounts capitalised into advanced payments on acquisition of aircraft (Note (a)) (Note 13)	(395)	(330)

Interest expenses, net	1,362	1,104
Exchange losses, net (Note (b))	1,355	56

	2,717	1,160

Notes:

(a)	The weighted average interest rate used for interest capitalization is 3.44% per annum for the six months ended 30 June 2016 (2015: 2.63%).

(b)	The exchange losses primarily related to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases.

8.	INCOME TAX EXPENSE

Income tax charged to profit or loss was as follows:

	(Unaudited)
	Six months ended 30 June
	2016	2015
	RMB million	RMB million

Current	925	860
Deferred	116	(29)

	1,041	831

Pursuant to the “Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issues Concerning Relevant Tax Policies for Enhancing the Implementation of Western Region Development Strategy” (Cai Shui [2011] No.58), and other series of tax regulations, the enterprises, located in the western regions and engaged in the industrial activities as listed in the “Catalogue of Encouraged Industries in Western Regions”, will be entitled to a reduced corporate income tax rate of 15% from 2011 to 2020 upon approval from tax authorities. China Eastern Yunnan Airlines Co., Ltd. (“CEA Yunnan”), a subsidiary of the Group, obtained approval from tax authorities and has been entitled to a reduced corporate income tax rate of 15% from 1 January 2011. The Company’s branches located in Sichuan, Gansu and Xi’an also obtained approval from respective tax authorities and are entitled to a reduced corporate income tax rate of 15%.

The Company and its subsidiaries except for CEA Yunnan, the Company’s branches located in Sichuan, Gansu and Xi’an and those incorporated in Hong Kong, which are subject to Hong Kong profits tax rate of 16.5% (2015: 16.5%), are generally subject to the PRC standard corporate income tax rate of 25% (2015:

25%).

9.	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the unaudited consolidated profit attributable to equity holders of the Company of approximately RMB3,230 million and the weighted average number of shares of 13,140 million in issue during the six months ended 30 June 2016. The Company has no potentially dilutive ordinary shares in issue during the six months ended 30 June 2016 (2015: Nil).

10.	PROFIT APPROPRIATION

No appropriation to the statutory reserves has been made during the six months ended 30 June 2016 (2015: Nil). Such appropriations will be made at year end in accordance with the relevant PRC regulations and the Articles of Association of individual group companies.

11.	PROPERTY, PLANT AND EQUIPMENT

	(Unaudited)
	As at 30 June 2016
	Aircraft,
	engines
	and flight
	equipment	Others	Total
	RMB million	RMB million	RMB million

Carrying amount at 1 January 2016	122,962	10,280	133,242
Transfers from advanced payments on acquisition of aircraft (Note 13)	13,644	–	13,644
Other additions	1,868	959	2,827
Depreciation charges	(5,301)	(404)	(5,705)
Transfer to assets classified as held for sale	(11)	–	(11)
Transfer to other non-current assets	–	(8)	(8)
Disposals	(264)	(64)	(328)

Carrying amount at 30 June 2016	132,898	10,763	143,661

12.	INTANGIBLE ASSETS

	(Unaudited)	(Audited)
	As at	As at
	30 June	31 December
	2016	2015
	RMB million	RMB million

Goodwill (Note)	11,270	11,270
Other intangible assets	331	252

	11,601	11,522

Note:

The balance represents goodwill arising from the acquisition of Shanghai Airlines. Goodwill is attributable to strengthening the competitiveness of the Group’s airline transportation operations, attaining synergy through integration of the resources and providing the evolution of Shanghai international air transportation centre. For the purpose of impairment assessment, goodwill was allocated to the CGU that the Group operates and benefits from the acquisition.

13.	ADVANCED PAYMENTS ON ACQUISITION OF AIRCRAFT

(Unaudited)
As at
30 June
2016
RMB million

At 1 January	21,207
Additions	11,929
Interest capitalised (Note 7)	395
Transfer to property, plant and equipment (Note 11)	(13,644)

At 30 June	19,887

14.	TRADE RECEIVABLES

The credit terms given to trade customers are determined on an individual basis.

The ageing analysis of trade receivables was as follows:

	(Unaudited)	(Audited)
	As at	As at
	30 June	31 December
	2016	2015
	RMB million	RMB million

Within 90 days	2,517	2,608
91 to 180 days	52	105
181 to 365 days	327	90
Over 365 days	303	280

	3,199	3,083
Provision for impairment of receivables	(216)	(216)

Trade receivables	2,983	2,867

Balances with related parties included in trade receivables are summarised in Note 20(c)(i).

15.	TRADE AND BILLS PAYABLES

The ageing analysis of trade and bills payables was as follows:

	(Unaudited)	(Audited)
	As at	As at
	30 June	31 December
	2016	2015
	RMB million	RMB million

Within 90 days	1,322	2,060
91 to 180 days	323	348
181 to 365 days	434	461
1 to 2 years	150	414
Over 2 years	174	429

	2,403	3,712

Balances with related parties included in trade and bills payable are summarised in Note 20 (c)(ii).

16.	OBLIGATIONS UNDER FINANCE LEASES

	(Unaudited)	(Audited)
	As at	As at
	30 June	31 December
	2016	2015
	RMB million	RMB million

Within one year	5,557	6,109
In the second year	5,335	5,942
In the third to fifth year inclusive	15,798	16,679
After the fifth year	28,534	23,669

	55,224	52,399
Less: amount repayable within one year	(5,557)	(6,109)

Long-term portion	49,667	46,290

17.	BORROWINGS

		(Unaudited)	(Audited)
		As at	As at
		30 June	31 December
		2016	2015
	Note	RMB million	RMB million
Non-current
Long-term bank borrowings
– secured		7,942	14,766
– unsecured		516	5,642
Bonds
– guaranteed		4,793	8,090
– unsecured		3,000	–

		16,251	28,498

Current
Current portion of long-term bank borrowings
– secured		1,623	2,609
– unsecured		58	10,369
Short-term bank borrowings
– unsecured		11,500	7,537
Short-term debentures	(i)	39,000	15,500
Guaranteed bonds		–	2,199

		52,181	38,214

		68,432	66,712

Note:

(i)	As at 30 June 2016, the balance represented short-term debentures of RMB39,000 million (31 December 2015: RMB15,500 million) and bore interests at the rates ranging from 2.35% to 3.10% per annum with maturity ranging from 90 days to 270 days.

18.	SHARE CAPITAL

	(Unaudited)	(Audited)
	As at	As at
	30 June	31 December
	2016	2015
	RMB million	RMB million

Registered, issued and fully paid of RMB1.00 each

A shares listed on The Shanghai Stock Exchange (“A Shares”)
– Tradable shares held by CEA Holding with trading moratorium	–	242
– Tradable shares held by CES Finance Holding Co., Ltd. with trading moratorium	–	457
– Tradable shares held by other investor with trading moratorium	1,327	–
– Tradable shares without trading moratorium	8,481	7,782

	9,808	8,481

H shares listed on The Stock Exchange of Hong Kong Limited (“H Shares”)
– Tradable shares held by CES Global Holdings (Hong Kong) Limited with trading moratorium	–	699
– Tradable shares held by Delta Air Lines, Inc., without trading moratorium	466	466
– Tradable shares without trading moratorium	4,193	3,494

	4,659	4,659

	14,467	13,140

Pursuant to articles 49 and 50 of the Company’s articles of association, both the listed A shares and listed H shares are registered ordinary shares and carry equal rights.

A summary of movements in the Company’s share capital is as follows:

Number of Shares In issue

At 31 December 2015 and 1 January 2016	13,140
Issue of shares (Note)	1,327

At 30 June 2016	14,467

Note:

In June 2016, the Company issued A shares of total 1,327,406,822 shares to Shanghai Licheng Information Technology Consulting Co., Ltd., China National Aviation Fuel Holding Company, China COSCO Shipping Corporation Limited and Caitong Fund Management Co., Ltd.(collectively referred to the “specific subscribers”) through non-public issuance method. The non-public issuance of a shares were subscribed in cash by the specific subscribers at the price of RMB6.44 per share, which increased share capital and other reserve by RMB1,327 million and RMB7,213 million, respectively.

19.	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments:

	(Unaudited)	(Audited)
	As at	As at
	30 June	31 December
	2016	2015
	RMB million	RMB million

Contracted for:
– Aircraft, engines and flight equipment (Note)	167,077	106,666
– Other property, plant and equipment	4,037	3,923

	171,114	110,589

Note:

Contracted expenditures for the above aircraft, engines and flight equipment, including deposits prior to delivery, subject to future inflation increase built into the contracts were expected to be paid as follows:

	(Unaudited)	(Audited)
	As at	As at
	30 June	31 December
	2016	2015
	RMB million	RMB million

Within one year	26,993	23,781
In the second year	31,627	26,642
In the third year	41,966	25,579
In the fourth year	26,458	18,793
Over four years	40,033	11,871

	167,077	106,666

(b)	Operating lease commitments

As at the reporting date, the Group had commitments under operating leases to pay future minimum lease rentals as follows:

	(Unaudited)	(Audited)
	As at	As at
	30 June	31 December
	2016	2015
	RMB million	RMB million

Aircraft, engines and flight equipment
Within one year	4,544	4,308
In the second to fifth years, inclusive	13,042	11,638
After the fifth year	10,358	8,977

	27,944	24,923

Land and buildings
Within one year	289	299
In the second to fifth years, inclusive	574	629
After the fifth year	731	814

	1,594	1,742

	29,538	26,665

20.	RELATED PARTY TRANSACTIONS

The Group is controlled by CEA Holding, which directly owns 35.06% of the Company’s shares as at 30 June 2016 (2015: 38.61%). In addition, through CES Global Holdings (Hong Kong) Limited and CES Finance Holding Co., Ltd., two wholly-owned subsidiaries of CEA Holding, CEA Holding indirectly owns additional approximately 18.15% and 3.16% of the Company’s shares respectively as at 30 June 2016 (2015: 19.99% and 3.48%).

The Company is a state-owned enterprise established in the PRC and is controlled by the PRC government, which also owns a significant portion of the productive assets in the PRC. In accordance with IAS 24 “Related Party Disclosures”, government-related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include CEA Holding and its subsidiaries (other than the Group), other government-related entities and their subsidiaries (“Other State-owned Enterprises”), other entities and corporations over which the Company is able to control or exercise significant influence and key management personnel of the Company as well as their close family members.

For the purpose of the related party transaction disclosures, the directors of the Company believe that meaningful information in respect of related party transactions has been adequately disclosed.

(a)	Nature of related parties that do not control or controlled by the Group:

Name of related party	Relationship with the Group

Eastern Air Group Finance Co., Ltd. (“Eastern Air Finance Company”)	Associate of the Company
Eastern Aviation Import & Export Co., Ltd. (“Eastern Import & Export”)	Associate of the Company
Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd. (“Shanghai P&W”)	Associate of the Company
Eastern Aviation Advertising Service Co., Ltd. (“Eastern Advertising”)	Associate of the Company
Jetstar Hong Kong Airways Ltd. (“Jetstar Hong Kong”)	Associate of the Company
Shanghai Collins Aviation Maintenance Service Co., Ltd. (“Collins Aviation”)	Associate of the Company
CAE Melbourne Flight Training Pty Limited	Joint venture of the Company
Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd. (“Wheels & Brakes”)	Joint venture of the Company
Shanghai Technologies Aerospace Co., Ltd. (“Technologies Aerospace”)	Joint venture of the Company
Eastern China Kaiya System Integration Co., Ltd. (“China Kaiya”)	Joint venture of the Company
Shanghai Hute Aviation Technology Co., Ltd. (“Shanghai Hute”)	Joint venture of the Company
CEA Development Co., Ltd. (“CEA Development”)	Controlled by the same parent company
China Eastern Air Catering Investment Co., Ltd. and its subsidiaries (“Eastern Air Catering”)	Controlled by the same parent company
CES International Financial Leasing Corporation Limited (“CES Leasing”)	Controlled by the same parent company
Beijing Eastern Airlines Investment Co., Ltd. (“Beijing Dongtou”)	Controlled by the same parent company (acquired by the Eastern Investment in August 2015)
Shanghai Eastern Aviation Equipment Manufacturing Co., Ltd. (“Eastern Aviation Equipment”)	Controlled by the same parent company
TravelSky Technology Limited (“TravelSky”)	A director and vice president of the Company is a director of Travelsky

(b)	Related party transactions

		Pricing	Income or receipts/
		policy	(expense or payments)
		and	Six months ended 30 June
		decision	2016	2015
Nature of transaction	Related party	process	RMB million	RMB million

With CEA Holding or companies directly or indirectly held by CEA Holding:

Supply of food and beverages*	Eastern Air Catering	(i)	(483)	(500)
	CEA development	(i)	(25)	–
	Eastern Import & Export	(i)	(19)	–

Handling charges for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and flight equipment and repairs for aircraft and engines*	Eastern Import & Export	(ii)	(45)	(50)

Repairs and maintenance expense for aircraft and engines	Shanghai P&W	(ii)	(1,084)	(731)
	Technologies Aerospace	(ii)	(96)	(110)
	Shanghai Hute	(ii)	(82)	–
	Wheels & Brakes	(ii)	(40)	(51)

Supply of system services	China Kaiya	(ii)	(56)	(14)

Advertising expense*	Eastern Advertising	(ii)	(10)	(8)

Media royalty fee	Eastern Advertising	(iii)	(5)	(1)

Automobile maintenance service, aircraft maintenance, providing transportation automobile and other products*	CEA Development	(ii)	(37)	(57)

Equipment maintenance fee	Eastern Aviation Equipment	(ii)	–	(13)
	Collins Aviation	(ii)	(17)	–
	CEA Development	(ii)	(6)	–

Property management and green maintenance expenses*	CEA Development	(ii)	(20)	(14)

Supply of hotel accommodation service*	CEA Development	(ii)	(33)	(18)

Interest income on deposits	Eastern Air Finance Company	(iv)	14	2

Interest income on loans	Jetstar Hong Kong	(iv)	–	6

Interest expense on loans	Eastern Air Finance	(iv)	(9)	(18)

Expense on finance lease*	CES Leasing	(ii)	(2,428)	–

Civil aviation information network services**	TravelSky	(ii)	(282)	–

Land and building rental*	CEA Holding	(ii)	(27)	(25)

(i)	The Group’s pricing policies on products purchased from related parties are mutually agreed between contract parties.

(ii)	The Group’s pricing policies on services provided by related parties are mutually agreed between contract parties.

(iii)	The Group’s pricing policies on services provided to related parties are mutually agreed between contract parties.

(iv)	The Group’s pricing policies on related party interest rates are mutually agreed based on benchmark interest rates between contract parties.

*	These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

**	This related party transaction constitutes continuing connected transaction pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange.

(c)	Balances with related parties

(i)	Amounts due from related parties

	Unaudited	Audited
	As at	As at
	30 June	31 December
	2016	2015
	RMB million	RMB million

Prepayments and other receivables
Eastern Import & Export	134	31
China Kaiya	14	11
Eastern Air Catering	46	–
Technologies Aerospace	–	5
Beijing Dongtou	88	88
Others	10	4

	292	139

All the amounts due from related parties are trade in nature, interest-free and payable within normal credit terms.

(ii)	Amounts due to related parties

	Unaudited	Audited
	As at	As at
	30 June	31 December
	2016	2015
	RMB million	RMB million

Trade payable and bills payables
TravelSky	627	548
Eastern Import & Export	187	295
Eastern Air Catering	38	37
Wheels & Brakes	8	8
Technologies Aerospace	3	5
CEA development	2	2
Collins Aviation	2	1
Shanghai Hute	2	–
CEA Holding	1	1

	870	897

	Unaudited	Audited
	As at	As at
	30 June	31 December
	2016	2015
	RMB million	RMB million

Other payables and accruals
Eastern Import & Export	1,072	303
Eastern Air Catering	226	253
CEA Holding	143	160
TravelSky	139	223
CEA Development	79	61
Technologies Aerospace	68	25
Shanghai P&W	60	259
Shanghai Hute	20	–
Wheels & Brakes	17	3
Collins Aviation	–	3
Jetstar Hong Kong	–	10
Others	11	5

	1,835	1,305

	Unaudited	Audited
	As at	As at
	30 June	31 December
	2016	2015
	RMB million	RMB million

Obligations under finance leases
CES Leasing	3,586	5,826

Except for the amounts due to CEA Holding, which are reimbursement in nature, all other amounts due to related parties are trade in nature. All amounts due to related parties are interest-free and payable within normal credit terms given by trade creditors.

(iii)	Short-term deposits and borrowings with associates and CEA Holding

			Unaudited	Audited
	Average interest rate		As at	As at
	Six months ended 30 June		30 June	31 December
	2016	2015	2016	2015
			RMB million	RMB million

Short-term deposits (included in cash and cash equivalents)
Eastern Air Finance Company	0.34%	0.34%	217	729

Short-term borrowings (included in borrowings)
Eastern Air Finance Company	3.98%	2.28%	500	–

Loans (included in prepayments and other receivables)
CAE Melbourne Flight Training Pty Limited	5.00%	–	4	–

Loans (included in prepayments and other receivables)
Jetstar Hong Kong	–	3.63%	–	–

(d)	Guarantees by the holding company

As at 30 June 2016, bonds of the Group guaranteed by CEA Holding amounted to RMB4.8 billion (2015: RMB4.8 billion).

21.	SEASONALITY

The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenues and results of the Group in the first half of the year are generally lower than those in the second half of the year.

22.	DIVIDEND

In its fourth regular meeting in 2016, the Board also considered and approved the 2016 interim profit distribution proposal. It was recommended by the Board that the 2016 interim distribution shall be RMB0.51 per ten shares (inclusive of tax) in cash. The proposal needs to be submitted to the upcoming general meeting for approval (2015: Nil).

23.	EVENTS AFTER THE REPORTING PERIOD

On 14 July 2016, the Company issued medium-term notes with a principal of RMB4.0 billion and maturity of 5 years. The debentures bear interest at the rate of 3.39% per annum.

On 20 July 2016, the Company issued medium-term notes with a principal of RMB1.5 billion and maturity of 3 years. The debentures bear interest at the rate of 3.00% per annum.

SUMMARY OF SELECTED OPERATING DATA

	For the six months ended 30 June
	2016	2015	Change
Capacity
ATK (available tonne – kilometres) (millions)	13,559.48	12,035.22	12.7%
– Domestic routes	6,732.74	6,302.78	6.8%
– International routes	6,435.03	5,345.80	20.4%
– Regional routes	391.71	386.64	1.3%

ASK (available seat – kilometres) (millions)	98,974.60	86,091.04	15.0%
– Domestic routes	62,193.74	57,717.72	7.8%
– International routes	33,963.40	25,642.80	32.4%
– Regional routes	2,817.46	2,730.52	3.2%

AFTK (available freight tonne – kilometres) (millions)	4,651.76	4,287.03	8.5%
– Domestic routes	1,135.31	1,108.19	2.4%
– International routes	3,378.32	3,037.95	11.2%
– Regional routes	138.13	140.90	–2.0%

Traffic
RTK (revenue tonne – kilometres) (millions)	9,395.65	8,555.50	9.8%
– Domestic routes	4,956.26	4,589.36	8.0%
– International routes	4,186.95	3,723.34	12.5%
– Regional routes	252.44	242.80	4.0%

RPK (revenue passenger – kilometres) (millions)	80,002.98	69,240.69	15.5%
– Domestic routes	50,631.30	46,708.62	8.4%
– International routes	27,197.36	20,478.14	32.8%
– Regional routes	2,174.31	2,053.93	5.9%

RFTK (revenue freight tonne – kilometres) (millions)	2,299.89	2,415.14	–4.8%
– Domestic routes	456.52	439.02	4.0%
– International routes	1,783.04	1,914.75	–6.9%
– Regional routes	60.33	61.37	–1.7%

	For the six months ended 30 June
	2016	2015	Change
Number of passengers carried (thousands)	48,845.45	44,824.61	9.0%
– Domestic routes	40,197.36	37,334.86	7.7%
– International routes	7,032.00	5,971.18	17.8%
– Regional routes	1,616.09	1,518.56	6.4%

Weight of freight carried (kg) (millions)	660.25	677.22	–2.5%
– Domestic routes	336.03	320.84	4.7%
– International routes	275.00	306.81	–10.4%
– Regional routes	49.23	49.57	–0.7%

Load factors
Overall load factor (%)	69.3	71.1	–1.8	pts
– Domestic routes	73.6	72.8	0.8	pts
– International routes	65.1	69.6	–4.6	pts
– Regional routes	64.4	62.8	1.6	pts

Passenger load factor (%)	80.8	80.4	0.4	pts
– Domestic routes	81.4	80.9	0.5	pts
– International routes	80.1	79.9	0.2	pts
– Regional routes	77.2	75.2	2.0	pts

Freight load factor (%)	49.4	56.3	–6.9	pts
– Domestic routes	40.2	39.6	0.6	pts
– International routes	52.8	63.0	–10.2	pts
– Regional routes	43.7	43.6	0.1	pts

Unit revenue index (including fuel surcharge)*
Revenue tonne – kilometres yield (RMB)	4.642	4.890	–5.07%
– Domestic routes	5.478	5.711	–4.08%
– International routes	3.509	3.720	–5.67%
– Regional routes	7.000	7.319	–4.36%

Passenger – kilometres yield (RMB)	0.512	0.558	–8.24%
– Domestic routes	0.527	0.551	–4.36%
– International routes	0.465	0.552	–15.76%
– Regional routes	0.735	0.775	–5.16%

Freight tonne – kilometres yield (RMB)	1.170	1.332	–12.16%
– Domestic routes	1.054	1.107	–4.79%
– International routes	1.145	1.329	–13.84%
– Regional routes	2.785	3.031	–8.12%

	For the six months ended 30 June
	2016	2015	Change
Unit revenue index (excluding fuel surcharge)*
Revenue tonne – kilometres yield (RMB)	4.302	4.446	–3.24%
– Domestic routes	5.471	5.636	–2.93%
– International routes	2.805	2.865	–2.09%
– Regional routes	6.199	6.190	0.15%

Passenger – kilometres yield (RMB)	0.474	0.515	–7.96%
– Domestic routes	0.527	0.544	–3.13%
– International routes	0.362	0.433	–16.40%
– Regional routes	0.648	0.659	–1.67%

Freight tonne – kilometres yield (RMB)	1.084	0.998	8.62%
– Domestic routes	0.975	1.025	–4.88%
– International routes	1.060	0.945	12.17%
– Regional routes	2.602	2.444	6.46%

*	In calculating unit revenue index, the relevant revenue includes income generated from co-operation routes.

FLEET STRUCTURE

In the first half of 2016, the Group continued to build a modernized fleet in the industry. A total of 42 aircraft of major models including B777-300ER, A320 series and B737 series were introduced while a total of 12 aircraft of older models including EMB145, and B737-300 were retired. The fleet scale of the Group was further expanded and the aircraft models were further made better fit in with the route coverage, contributing to a more reasonable structure of fleet.

As at 30 June 2016, the Group operated a fleet of 581 aircraft, which included 556 passenger aircraft, 9 freighters and 16 business aircraft.

(Units)

Fleet structure as at 30 June 2016

		Self-owned	Under		Average
		and under	operating		fleet
No.	Model	finance lease	lease	Sub-total	age (Years)

Total number of passenger aircraft		415	141	556	5.4

Wide-body aircraft		61	10	71	5.3
1	B777-300ER	14	–	14	0.9
2	B767	6	–	6	15.3
3	A330–300	11	7	18	8.0
4	A330–200	30	3	33	3.8

Narrow-body aircraft		354	131	485	5.4
5	A321	54	–	54	4.5
6	A320	125	39	164	6.5
7	A319	33	4	37	3.9
8	B737–800	80	80	160	3.8
9	B737–700	55	8	63	7.6
10	B737–300	3	–	3	18.1
11	EMB – 145LR	4	–	4	9.1

Total number of freighters		2	7	9	7.0

Fleet structure as at 30 June 2016

		Self-owned	Under		Average
		and under	operating		fleet
No.	Model	finance lease	lease	Sub-total	age (Years)

12	B747-400F	2	1	3	9.4
13	B777F	–	6	6	5.8

Total number of passenger aircraft and freighters		417	148	565	5.4

Total number of business aircraft				16

Total number of aircraft				581

Note: B737-300 and EMB-145 models are planned to be retired from the Group’s fleet by 31 December 2016.

REPORT OF DIRECTORS

In the first half of 2016, the global economy was exposed to downside risks and experienced a period of slackened growth. Growth was sluggish in developed economies and diverged among emerging economies. In China, economic performance was stable in general, with the government’s ongoing efforts in fostering an enhanced and upgraded industrial structure and the increased contribution from consumption expenditure. Benefiting from the robust consumption demand arising from the outbound travel of residents, the air passenger transportation market continued to report stable growth. Further, affected by factors including continual decline in the volume of import and export trade and fierce market competition, the air freight transportation market further slowed down in growth. In the first half of 2016, the air transportation industry continued to benefit from the low international crude oil prices, but at the same time it was adversely affected by exchange rate fluctuations, geopolitical conflicts and terrorist attacks overseas.

In face of the complex business environment, the management and all staff of the Group worked together and achieved smooth progress as scheduled in the first half of the year. On the precondition of securing safe operation, the Group enhanced efforts in conducting market research and marketing, flexibly adjusted the deployment of capacity, continued to improve service quality and expedited the pace of transformation of its business. It also strengthened external cooperation at various levels, and made steady progress in projects including the non- public issuance of A Shares. The Group achieved favorable operational results and thus solid performance at the outset of the thirteenth five-year period.

In the first half of 2016, the Group recorded revenue of RMB46,335 million. Profit of the Group decreased slightly due to exchange rate fluctuations. Total profit amounted to RMB4,571 million. Net profit attributable to shareholders of parent company amounted to RMB3,230 million.

✈	Safe Operation

The Group placed great emphasis on ensuring safe operation and will continue to do so. In the first half of 2016, the Group enhanced its safety management system, strengthened the enforcement of safety responsibilities, intensively proceeded with safety supervision and inspection, uplifted the quality of training for pilots, improved the system of incubating talents with core skills and strictly implemented in-flight safety requirements. The Group had 952,000 safe flying hours and 398,000 take-off and landing flights, which have increased by 9.9% and 7.2%, respectively, over the same period last year.

✈	Marketing

In the first half of 2016, seizing the opportunities brought about by international low oil prices and growth in demand for outbound tourism, the Group stepped up its flight capacity and marketing efforts. Amidst adversity contributed by geopolitical instability around the globe, terrorist attacks overseas and the impact caused by the formation of a high-speed railway network in China, the Company’s passenger traffic volume was 80,002.98 million passenger-kilometres, representing a year-on-year increase of 15.5%. Revenue from passenger transportation amounted to RMB39,298 million, representing an increase of 5.78% year on year.

By proactively optimizing the production structure, the Group adjusted the deployment of flight capacity based on market demand. The flight capacity for passenger transportation grew by 15.0% year-on-year and passenger load factor grew by 0.4 pts year-on-year, to 80.8%. The Group also steadily proceeded with the establishment of the network of transportation hubs. With Shanghai as the core hub, five international routes for long-haul flights have been added to the network, connecting Shanghai and Prague, Amsterdam, Madrid, St Petersburg and Chicago, respectively. Such addition is to optimize transit connection and expand the structure of transit routes. The number of passengers of and revenue generated from interline transit grew by 27.5% and 24.1%, respectively. By enhancing the system of marketing and sales and greatly improving e-commerce channels for direct sales including the official website and mobile user terminals, revenue from direct sales increased by 57.2% and the contribution of which increased by 14.4 pts. Among the selling expenses, handling fee for agency business decreased by RMB420 million year-on-year. Through exploring high-end customer resources, the total number of customers and revenue of direct group customers grew by 63% and 26%, respectively. The number of frequent flyer members reached 27.40 million, representing a year-on-year increase of 10.3%, and the chance of them taking a second flight increased by 4.0 pts.

✈	Service Quality

In the first half of 2016, the Group continued to adhere to the philosophy of “Customer- Oriented and Dedicated Service”. For ground service, air service and online service, the Group has improved its service capability and enhanced its branding, thereby continually uplifting customer experience.

Construction and renovation of 24 new or existing VIP lounges of the Group located in nine major airports has been underway with steady progress. The Group also promoted the use of self-check-in machine service available in domestic and overseas ports. In China, the usage rate of self-check-in machines has exceeded 60%, representing an increase of 17.9 pts year-on-year, and thereafter self-check-in service has become available at both ports to 42 international routes for which Shanghai is a transportation hub, bringing uplifted waiting experience to travelers. Besides, the “comfortable cabin” project has commenced, the Group has started the provision of new wine of the year to create a cozy atmosphere for flight journeys and to uplift the flight experience of travelers. On the back of online notification platform, the Group managed to improve the timeliness and coverage of the notification of flight information on any irregularities. In reliance of such platform, the Group also promoted a global baggage inquiry system, under which the error of wrongful transportation of baggage decreased by 3.51% year- on-year. The self-rebooking system has also been made available online, adding to the further enhancement in the overall quality of online services. On 18 June 2016, the “Eastern Miles” platinum card was duly introduced, further improving the system of high-end customers and forging a dedicated brand for high-end services.

✈	Reform and Transformation

In the first half of 2016, based on the reform initiatives including the expedition of the formation of an e-commerce platform, the continual enhancement in the operations level of the low-cost airline of China United Airlines Co., Ltd. (“China United Airlines”) and the gradual promotion of the market reform of supporting business, the Group made new progress in the course of its transformation.

For e-commerce, the Group expedited the construction of in-flight connection platform, under which internet access has become available in 36 long-haul wide-body aircraft of the Group. The Group also facilitated the construction of e-commerce platform, with 8.7 times and 7.6 times of growth in the number of registered users and the sales amount of air tickets from direct sales, respectively. Besides, the applications of aviation points and the variety of integrated products were further enriched, with 46% and 311% growth in the revenue from aviation points and revenue from direct online sales of integrated products, respectively.

For low-cost airline business, on the basis of the completion of the all-economy class cabin renovation, China United Airlines continued with the introduction of aircraft with all-economy class layout, thereby effectively enhancing its passenger transportation capability per-flight. Proactive efforts were made to expand the channels of direct sales. The revenue from direct sales increased by 3.2 times, whereas the agency fees decreased by RMB40.87 million year-on-year. Ancillary revenue services including baggage charges, in-flight sales and insurance sales have been launched, thereby achieving the year-on-year increase in non-aviation revenue. Passenger load factor increased by 7.6 pts, which further increased its operational efficiency.

Regarding the market reform of supporting business, the Group continued to step up the construction of external aviation service centres and fostered the market-oriented operation of ground service business. Seven customers including Scandinavian Airline and Austria Airline have been added. External aviation agency of Pudong Airport accounts for an uplifted 66.6% market share. Revenue amounted to RMB120 million.

✈	External Cooperation and Major Projects

In the first half of 2016, the Group continued to enhance and intensify its external cooperation. Ongoing efforts have been made to foster the implementation of major projects.

On the back of the cooperation platform of SkyTeam Alliance, the Group continued to enhance its cooperation with member airlines in the SkyTeam Alliance. In collaboration with Delta Air Lines, the Group has forged an industry-leading aviation network between China and the United States, with nine international routes and 116 domestic routes in the two countries adopting code-sharing, with a view to uplifting the operation capability of the transportation hubs and shorten the transit time. The Group’s cooperation with Air France further expanded the route coverage; code-sharing has been achieved for 55 routes in Central Europe. Through the aforesaid cooperation, there has been substantial growth in the Group’s carriage of member customers under the alliance and also in the alliance partners’ carriage of the Company’s customers. The Group has due regards for and will continue to strengthen the cooperation with airlines which are not members of the alliance. Under its increasingly enhanced cooperation with Qantas in joint sales, ground service etc., 26 new code-sharing destinations in China and Australia have been added to the list.

In addition, the Group proactively extended its cooperation with world-famous tourism brands. Its cooperation with Ctrip Computer Technology (Shanghai) Co., Ltd (“Ctrip”) in different areas represents a new mode of cooperation under which capital fund is leveraged to establish the “aviation + internet” combination. In its strategic cooperation with Shanghai Disneyland Resort, having obtained the sole right of airline brand display in Shanghai Disneyland Resort, the Group has launched six models of colour-painted aircraft and products of “air ticket + entry ticket” packages. Direct access to the Group’s customer service hotline 95530 from the official hotels of Disneyland Resort has also been made available.

In the first half of 2016, amidst the adversity under the significant fluctuations of the capital market in China, the Group completed the issuance of A Shares on a non- public basis to four investors including Ctrip and China National Aviation Fuel Holding Company (“China National Aviation Fuel”), with proceeds of approximately RMB8,548 million, thereby further optimizing the structure of assets and liabilities of the Group. To capture future opportunities arising from the market of long-haul routes, the Group entered into agreements with Boeing and Airbus, respectively for the introduction of fifteen B787-9 and twenty A350-900 aircraft, after rounds of negotiation. The aforesaid new generation of long-haul wide-body aircraft is expected to be delivered to the Group during the period 2018–2022.

✈	Social Responsibilities

While pursuing its own sustainable corporate development, the Group has always incorporated a social responsibility philosophy into corporate decision making, production and operations, which seeks to unify corporate development and social responsibility.

In the first half of 2016, the Group’s large-scale charitable programme “Love at China Eastern Airlines” launched 5,629 projects in total, with 277,061 participants from our staff team, serving a total of 286,318 people in a total of 822,136 service hours.

In the first half of 2016, the Group was bestowed “Best China Airline” for the second consecutive year at the TTG (Asia Media) China Travel Awards. The Group’s social responsibility report 2015 and the “Winning of Youth” (贏在青春) project were granted the “Golden Bee – Leading Enterprises Award” (金蜜蜂領袖型企業獎) and “2015 Golden Bee CSR Competitiveness Outstanding Cases Collection” (金蜜蜂2015年責任 競爭力優秀案例) by organizations including China WTO Tribune (WTO經濟導刊) and GIZ (德國國際合作機構).

Operating Revenues

In the first half of 2016, there was an increase in the Group’s passenger revenues, which amounted to RMB39,298 million, representing an increase of 5.78% from the same period last year, and accounted for 93.59% of the Group’s traffic revenues. Passenger traffic volume was 80,002.98 million passenger-kilometres, representing an increase of 15.5% from the same period last year.

The passenger traffic volume of the Group’s domestic routes was 50,631.30 million passenger- kilometres, representing an increase of 8.4% from the same period last year. Compared to the first half of 2015, domestic passenger revenues increased by 3.23% to RMB25,285 million, accounting for 64.34% of the Group’s passenger revenues.

The passenger traffic volume of the Group’s international routes was 27,197.36 million passenger-kilometres, representing an increase of 32.8% from the same period last year. Compared to the same period of 2015, international passenger revenues increased by 12.07% to RMB12,422 million, accounting for 31.61% of the Group’s passenger revenues.

The passenger traffic volume of the Group’s regional routes was 2,174.31 million passenger- kilometres, representing an increase of 5.9% from the same period last year. Compared to the first half of 2015, regional passenger revenues increased by 1.08% to RMB1,591 million, accounting for 4.05% of the Group’s passenger revenues.

In the first half of 2016, the Group’s cargo and mail traffic volume was 2,299.89 million tonne-kilometres, representing a decrease of 4.8% from the same period last year; cargo and mail traffic revenues amounted to RMB2,690 million, representing a decrease of 16.38% from the same period last year, and accounting for 6.41% of the Group’s traffic revenues.

In the first half of 2016, other revenues of the Group amounted to RMB4,347 million, representing an increase of 8.62% from the same period last year.

Operating Expenses

In the first half of 2016, the Group’s total operating costs were RMB41,951 million, representing an increase of 2.56% from the same period last year. Analysis of the changes in items under operating costs of the Group is set out as follows:

Aircraft fuel costs accounted for the most significant operating costs of the Group. In the first half of 2016, the average price of fuel decreased by 29.66% from the same period last year. The Group’s total aircraft fuel consumption was approximately 2,879,700 tonnes, representing an increase of 12.57% from the same period last year. Jet fuel expenditures of the Group reached RMB8,363 million, representing a decrease of 20.82% from the same period last year.

In the first half of 2016, the Group’s take-off and landing charges amounted to RMB5,794 million, representing an increase of 14.01% from the same period last year, and was primarily due to the increase in the number of take-off and landing of the Group.

In the first half of 2016, the Group’s depreciation and amortisation amounted to RMB5,801 million, representing an increase of 15.77% from the same period last year, and was primarily due to the introduction of new aircraft and engines by the Group, resulting in a greater base for depreciation.

In the first half of 2016, the Group’s wages, salaries and benefits amounted to RMB8,314 million, representing an increase of 9.74% from the same period last year, and was primarily due to an increase in remuneration brought about by business growth.

In the first half of 2016, the Group’s aircraft maintenance expenses amounted to RMB2,259 million, representing an increase of 19.15% from the same period last year, and was primarily due to an increase in repairing of engines.

In the first half of 2016, the Group’s food and beverage expenses amounted to RMB1,401 million, representing an increase of 15.59% from the same period last year, and was primarily due to the increase in the number of passengers carried.

In the first half of 2016, the Group’s aircraft operating lease rentals amounted to RMB2,317 million, representing an increase of 5.32% from the same period last year, and was primarily due to the increase in the number of aircraft held under operating leases.

In the first half of 2016, the Group’s other operating lease rentals amounted to RMB345 million, representing an increase of 6.15% from the same period last year, and was primarily due to the increase in the number VIP rooms rented.

In the first half of 2016, the Group’s selling and marketing expenses amounted to RMB1,631 million, representing a decrease of 13.61% from the same period last year, and was primarily due to a year-on-year decrease in the handling fees of agency businesses brought by the increase in the proportion of direct sales.

In the first half of 2016, the amount of civil aviation infrastructure levies payable to the Civil Aviation Administration of China by the Group was RMB945 million, representing an increase of 7.63% from the same period last year. This increase was primarily due to the increase in the miles flown by the Group.

In the first half of 2016, the Group’s ground service and other expense amounted to RMB2,769 million, representing a decrease of 0.89% from the same period last year.

In the first half of 2016, the Group’s indirect operating expenses were RMB2,009 million, representing an increase of 49.04% from the same period last year. This was primarily due to an increase in corresponding expenses following the expansion of fleet scale of the Group.

Other Operating Income

In the first half of 2016, other operating income of the Group amounted to RMB2,772 million, representing an increase of 22.87% from the same period last year, primarily due to the increase in income from cooperative routes and increase in income from government grants.

Finance Income/Costs

In the first half of 2016, the Group’s finance income was RMB34 million, representing a decrease of 37.04% from the same period last year. Finance costs amounted to RMB2,717 million, representing an increase of 134.22% from the same period last year, primarily due to an increase in net exchange losses recognised during the reporting period brought by an appreciation of USD against RMB.

Profit

In the first half of 2016, the Group’s profit attributable to the equity shareholders of the Company decreased by RMB332 million from the same period last year to RMB3,230 million. Earnings per share attributable to the equity shareholders of the Company were RMB0.2458.

Liquidity and Capital Structure

The Group monitors its capital position on the basis of its debt ratio, which is calculated as total liabilities divided by total assets. As at 30 June 2016, the debt ratio of the Group was 75.79%, representing a decrease of 4.04 pts from the same period last year.

As at 30 June 2016, the Group’s current liabilities exceeded its current assets by RMB56,863 million. The Group has been and believes it will continue to be capable of satisfying its working capital requirements through obtaining loans from banks, bonds and various financing means.

The Group generally finances its working capital requirements through business operations and short-term bank loans. As at 30 June 2015 and 30 June 2016, the Group’s cash and cash equivalents amounted to RMB833 million and RMB13,214 million, respectively. In the first half of 2015 and first half of 2016, net cash inflow generated from the Group’s operating activities was RMB10,241 million and RMB10,535 million, respectively.

Capital expenditures for the purchase of aircraft etc. were partly funded by internal funds, the balance of which was mainly financed by long-term and short-term borrowings and finance leasing etc.. In the first half of 2015 and first half of 2016, the Group’s net cash outflow from investment activities was RMB11,402 million and RMB16,372 million, respectively. Net cash inflow from the Group’s financing activities was RMB695 million and RMB9,881 million, respectively.

As at 31 December 2015 and 30 June 2016, the Group’s borrowings payable within one year were RMB38,214 million and RMB52,181 million, respectively. As at 31 December 2015, the Group’s borrowings payable within one to two years, within three to five years and beyond five years were RMB10,306 million, RMB8,224 million and RMB9,968 million, respectively, as compared to RMB1,731 million, RMB7,082 million and RMB7,438 million, respectively, as at 30 June 2016.

The Group’s obligations under finance leases as at 31 December 2015 and 30 June 2016, converted into RMB, were RMB52,399 million and RMB55,224 million, respectively. As at 31 December 2015, the Group’s lease obligations payable within two years, within three to five years and beyond five years were RMB12,051 million, RMB16,679 million and RMB23,669 million, respectively, as compared to RMB10,892 million, RMB15,798 million and RMB28,534 million, respectively, as at 30 June 2016.

The Group’s obligations under finance leases comprised only floating-rate obligations. As at 31 December 2015, the Group’s obligations under finance leases comprised USD-denominated obligations of USD7,753 million, SGD-denominated obligations of SGD178 million, HKD- denominated obligations of HKD1,072 million and JPY-denominated obligations of JPY6,395 million. As at 30 June 2016, the Group’s obligations under finance leases comprised USD- denominated obligations of USD6,916million, SGD-denominated obligations of SGD166 million, HKD-denominated obligations of HKD1,005 million and JPY-denominated obligations of JPY5,939 million, RMB-denominated obligations of RMB7,300 million.

As at 31 December 2015, the Group’s borrowings comprised USD-denominated borrowings of USD5,689 million and RMB-denominated borrowings of RMB29,769 million. Fixed- rate borrowings accounted for 47.80% of the total borrowings, and floating-rate borrowings accounted for 52.20% of the total borrowings. As at 30 June 2016, the Group’s borrowings comprised USD-denominated borrowings of USD809 million and RMB-denominated borrowings of RMB58,586 million. Fixed-rate borrowings accounted for 85.22% of the total borrowings, and floating-rate borrowings accounted for 14.78% of the total borrowings.

Interest Rate Fluctuation

The Group’s total interest-bearing liabilities (including long-term and short-term borrowings, obligations under finance leases, super short-term commercial paper and bonds payable) as at 31 December 2015 and 30 June 2016 were RMB119,111 million and RMB123,656 million, respectively, and the proportion of short-term liabilities accounted for 37.21% and 46.69%, respectively. Most of the long-term interest-bearing liabilities were liabilities with floating interest rates. Both of the short-term and the long-term liabilities were affected by fluctuations in current market interest rates.

The Group’s interest-bearing liabilities were primarily denominated in USD and RMB. As at 31 December 2015 and 30 June 2016, the Group’s USD-denominated liabilities accounted for 73.28% and 41.43%, respectively, of total liabilities for the relevant periods while RMB- denominated liabilities accounted for 24.99% and 53.28%, respectively, of total interest- bearing liabilities. Fluctuations in the USD and RMB interest rates have and will continue to have significant impact on the Group’s finance costs. As at 31 December 2015, the notional amount of the outstanding interest rate swap agreements was approximately USD1,466 million. As at 30 June 2016, such amount was USD1,658 million and these agreements will expire between the second half of 2016 and 2025.

Exchange Rate Fluctuation

As at 30 June 2016, the Group’s total interest-bearing liabilities denominated in foreign currencies, converted to RMB, amounted to RMB57,770 million, of which USD liabilities accounted for 88.68% of the total interest-bearing liabilities denominated in foreign currencies. Therefore, a significant fluctuation in foreign exchange rates will subject the Group to significant foreign exchange loss arising from the conversion of foreign currency denominated liabilities, which will also affect the profitability and development of the Group. The Group typically uses hedging contracts for foreign currencies to reduce the foreign exchange risks for foreign currency revenue generated from ticket sales and expenses to be paid in foreign currencies. The Group’s foreign currency hedging contracts mainly involve the selling of JPY and the purchase of USD at fixed exchange rates. As at 31 December 2015, the subsisting foreign currency hedging contracts held by the Group amounted to a notional amount of USD12 million. Such amount was USD9 million as at 30 June 2016, and will expire in 2017.

Fluctuation of Aircraft Fuel Prices

In the first half of 2016, assuming other factors remain unchanged, if the average price of aircraft fuel had increased or decreased by 5%, aircraft fuel costs of the Group would have increased or decreased by approximately RMB418 million.

In the first half of 2016, the Group did not engage in any aviation fuel hedging activities.

Pledges on Assets and Contingent Liabilities

The Group generally finances the purchases of aircraft through finance leases and bank loans secured by its assets. As at 31 December 2015, the value of the Group’s relevant assets used to secure certain bank loans was RMB29,147 million. As at 30 June 2016, the value of the Group’s relevant assets pledged to secure certain bank loans was RMB18,239 million, representing a decrease of 37.42% when compared to that as at 31 December 2015.

As at 30 June 2016, the Group had no material contingent liabilities.

Human Resources

As at 30 June 2016, the Group had 72,010 employees, the majority of whom were employed in the PRC. The wages of the Group’s employees generally consisted of basic salaries and performance bonuses.

COMPLIANCE WITH THE RELEVANT LAWS AND REGULATIONS WHICH MAY HAVE A SIGNIFICANT IMPACT ON THE COMPANY

As at 30 June 2016, the Board was not aware of any significant matters which may cause impact on the Group or any non-compliance with the laws and regulations which may have a significant impact on the Group.

OUTLOOK FOR THE SECOND HALF OF 2016

The Group would like to bring to the attention of readers of this announcement that this announcement contains certain forward-looking statements, including a general outlook of international and domestic economies and the aviation industry, and descriptions of the Group’s future operating plans for the second half of 2016 and beyond. Such forward-looking statements are subject to many uncertainties and risks. The actual events that occur may be different from these forward-looking statements.

In the second half of 2016, greater uncertainties exist in the global economy as affected by the decision of withdrawal of the United Kingdom from the European Union in the Brexit referendum and the escalated disputes in the geopolitics worldwide. It is expected that economic recovery will be weak on a full-year basis. In July 2016, the International Monetary Fund downward-adjusted the projection of the pace of growth of the world economy and total trade volume. In China, albeit the downside pressure on economic growth, it is anticipated that a mid-to-high pace of growth will persist. With the further optimization of the economic structure, especially the rapid development of the service industry and the start of an era of general public tourism as well as the stronger role played by consumption in driving economic growth, the demand for air passenger transportation is expected to maintain robust growth, whilst the demand for air freight transportation is expected to be relatively sluggish.

In face of a complicated and dynamic external environment, the Company will continue to seize the opportunities arising from the low oil prices, the rising demand for tourism and consumption and the opening of the Shanghai Disneyland, and focus on the following areas in order to achieve better operating results:

1.	reinforcing the application of safety systems, intensifying operation inspection, fostering development of safety culture, improving flying techniques and abilities, enhancing the development of aviation security, to assure flight safety on an ongoing basis;

2.	seizing the opportunities presented by the summer peak season, riding on scientific market research, implementing precise allocation of flight capacity, optimizing flight seating management, improving fare management, thereby effectively uplifting operational efficiency;

3.	intensifying the development of hub network, strengthening the deployment of international route network, stepping up efforts in international marketing and sales, proactively exploring high-end customers in the international market, intensifying level of cooperation with overseas airlines, and steadily pressing ahead with its strategy of international development;

4.	building an IT system for managing the service quality, uplifting the normalization of flights, optimizing the mechanism for coping with flight irregularities, pressing ahead with the development of integration of online services and products, building the image of high-end service of the platinum card, and continually improving service experience;

5.	strengthening the analysis of and research on the movements of oil prices, exchange rates and interest rates, strengthening risk control, proactively expanding financing channels, optimizing the debt structure of the Company and exercising stricter control over costs;

6.	fostering the market reform of maintenance and ground service business, expediting the establishment of in-flight internet access and e-commerce platforms, uplifting the level of operation of the low-cost airline of China United Airlines, seeking to achieve new progress of the reform and transformation of the Company.

FLEET PLAN

In the future, the Group will seek to maintain a streamlined and effective fleet structure, and a good match between aircraft models and aviation routes.

Introduction and Retirement Plan of Aircraft for the Second Half of 2016 to 2018

(units)

		Second Half of 2016		2017		2018
No.	Model	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement

Total number of passenger aircraft		30	14	52	18	66	15

Wide-body aircraft		2	–	11	2	14	14
1	B777-300ER	2	–	4	–	–	–
2	A350	–	–	–	–	2	–
3	B787	–	–	–	–	4	–
4	A330 series	–	–	7	–	8	10
5	B767	–	–	–	2	–	4

Narrow-body aircraft		28	14	41	16	52	1
6	A320 series	14	4	15	1	15	–
7	B737 series	14	6	26	15	37	1
8	EMB-145	–	4	–	–	–	–

Total number of freighters		–	–	–	1	–	–

9	B747-400F	–	–	–	1	–	–

	Total	30	14	52	19	66	15

Notes:

1.	As at 30 June 2016, according to confirmed orders, the Group also planned to introduce 146 aircraft and retire 10 aircraft in 2019 and future years;

2.	The Group’s plans of the introduction and retirement of aircraft in future will be subject to factors including the market demand in the aviation transportation market, delivery schedule of aircraft manufacturers and the flight capacity deployment of the Company, which will lead to adjustments in the quantity and timing for the introduction and retirement of aircraft in future.

SIGNIFICANT EVENTS

1.	As at 30 June 2016, the share capital structure of the Company is set out as follows:

			Approximate
			percentage in
		Total number	shareholding
		of shares	(%)

I	A Shares
	1. Listed shares with trading moratorium	1,327,406,822	9.18
	2. Listed shares without trading moratorium	8,481,078,860	58.62
II	H Shares
	1. Listed shares without trading moratorium	4,659,100,000	32.20
III	Total number of shares	14,467,585,682	100

2.	Non-Public Issuance of A Shares

On 8 January 2016, the Company received from China Securities Regulatory Commission (the “CSRC”) the “Approval for the Non-Public Issuance of A Shares by China Eastern Airlines Corporation Limited” (Zheng Jian Xu Ke [2016] No.8) 《( 關於核准中國東方航空股份有限公司非公開發行股票的批覆》( 證監許可 [2016]8 號 )), approving the non-public issuance of no more than 2,329,192,546 A shares by the Company. On 30 June 2016, the Company completed the issuance of 1,327,406,822 A Shares to Shanghai Licheng Information Technology Consulting Co., Ltd. ( 上海勵程信息技術諮詢有限公司 ), China National Aviation Fuel, China COSCO Shipping Corporation Limited ( 中國遠洋海運集團有限公司 ) and Caitong Fund Management Co., Ltd. ( 財通基金管理有限公司 ). For details, please refer to the announcement disclosed by the Company on the website of The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) on 8 January and 4 July 2016.

3.	Further Details of the Issuance of H Shares to Delta Air Lines, Inc. (“Delta Air Lines”)

On 9 September 2015, the Group completed the issue of 465,910,000 ordinary H shares with a par value of RMB1 each at an issue price of HK$7.49 per share to Delta Air Lines (the “Subscription”). HK$7.49 per H Share issued represents a premium of approximately 8.6% to the closing price of HK$6.90 per H Share as quoted on the Hong Kong Stock Exchange on 22 July 2015, being the last trading day immediately preceding the date of the subscription agreement entered into by the Company and Delta Air Lines.

The gross proceeds from the Subscription were approximately HK$3,489 million and the net proceeds from the Subscription were approximately HK$3,474 million (after deduction of expenses of the Subscription payable by the Group). The net proceeds per H Share upon completion of the Subscription (after deduction of expenses of the Subscription payable by the Group) was approximately HK$7.46. The proceeds from the Subscription were fully used for the purchase of aviation fuel from overseas. As of 31 December 2015, the proceeds from the Subscription had been fully utilized.

For details, please refer to the announcements disclosed by the Company on the website of Hong Kong Stock Exchange on 27 July 2015, 1 September 2015 and 9 September 2015 and the annual report for the year ended 31 December 2015 published by the Company on 22 April 2016.

4.	Dividend

In considering and approving the 2015 profit distribution proposal, the Board also proposed, in 2016, an interim cash dividend distribution of not less than 40% of the net profit (i.e. RMB737 million) of the parent company for the year 2015 under the domestic accounting principles.

In its fourth regular meeting in 2016, the Board also considered and approved the 2016 interim profit distribution proposal. It was recommended by the Board that the 2016 interim distribution be RMB0.51 per ten shares (inclusive of tax) in cash. Based on the total share capital of 14,467,585,682 shares of the Company, the total distribution would be approximately RMB738 million (inclusive of tax) in cash.

The independent non-executive directors of the Company are of the view that the aforesaid interim profit distribution proposal is in line with the objective situation of the Company, in the long-term interests of the Company and its shareholders, in compliance with relevant laws, regulations and the Articles of Association of the Company, and not detrimental to the interests of investors (especially minority shareholders) of the Company.

The aforesaid interim profit distribution proposal of the Group for the year 2016 is subject to consideration and approval by the shareholders at the forthcoming general meeting of the Company.

5.	Purchase, Sale or Redemption of Securities

During the first half of 2016, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed securities (“securities”, having the meaning ascribed thereto under Section 1 of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)).

During the six months ended 30 June 2016, the Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (“Model Code”) set out in Appendix 10 to the Listing Rules as the securities transactions code for the directors of the Company (“Directors”). Having made specific enquiries to all the Directors, it is the Company’s understanding that the Directors have complied with the requirements as set forth in the Model Code regarding Directors’ securities transactions.

6.	Material Litigation

For the six months ended 30 June 2016, the Group was not involved in any material litigation, arbitration or claim.

7.	Corporate Governance

The Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance adopted by the Company, and is of the view that the Company’s corporate governance practices during the six months ended 30 June 2016 met the requirements under the code provisions in the Corporate Governance Code set out in Appendix 14 to the Listing Rules.

Pursuant to the latest regulations promulgated by the CSRC, the Shanghai Stock Exchange, the Hong Kong Stock Exchange and in line with the Company’s development needs, the Company comprehensively reviewed regulations regarding the Board and securities affairs and revised the Work Procedures of Independent Directors, Work Procedures of Board Secretary, Articles of Association of the Audit and Risk Management Committee of the Board and Articles of Association of the Planning and Development Committee of the Board, to effectively safeguard the standardized operation of the Company.

To further strengthen the awareness of compliance among the Directors, supervisors and senior management of the Company, and to enhance their understanding and application of the relevant rules, the Company has comprehensively reviewed and implemented written monitoring rules for listed companies promulgated by regulatory bodies including the CSRC, the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange in the half year, as well as the latest development of the relevant laws, rules and regulations regarding the duties and responsibilities of directors, supervisors and senior management of a listed company, and arranged training and learning sessions.

8.	Audit and Risk Management Committee

The Audit and Risk Management Committee of the Company has reviewed with the management of the Company the accounting principles and methods adopted by the Group, and has discussed with the Board the internal controls and financial reporting issues, including a review of the consolidated results for the six months ended 30 June

2016 prepared in accordance with IFRS.

The Audit and Risk Management Committee of the Company has no disagreement with the accounting principles and methods adopted by the Group.

9.	Changes in personnel

Cessation

	Date of	Reason for
Name	Cessation	Change	Position

Ji Weidong	15 June 2016	Work-related reason	Independent non-executive directo
Yu Faming	15 June 2016	Retirement	Chairman of Supervisory Committee
Xu Haihua	15 June 2016	Work-related reason	Supervisor

Appointment

	Date of	Reason for
Name	Appointment	Change	Position

Cai Hong Ping	15 June 2016	Elected at the 2015 annual general meeting	Independent non-executive director
Hu Jidong	15 June 2016	Elected at the second joint meeting of team leaders in 2016 of the sixth session of the employee’s representatives conference	Supervisory
Jia Shaojun	15 June 2016	Elected at the 2015 annual general meeting	Supervisor

10.	Change of particulars of directors or supervisors under Rule 13.51B(1) of the Listing Rules

		Position(s) held	Date of
Name	Name of other entities	in other entities	appointment	Date of Cessation

Li Yangmin	Eastern Airlines Logistics Co., Ltd.	Executive Director	December 2012	June 2016
Tian Liuwen	Eastern Airlines Logistics Co., Ltd.	Executive Director	June 2016	–
Wu Yongliang	Eastern Airlines Hotel Co., Ltd.	Executive Director	December 2013	January 2016

11.	Miscellaneous

The Company wishes to highlight the following information:

1.	On 18 January 2016, the Company completed the issuance of the 2016 first tranche of super short-term commercial paper in an amount of RMB2.5 billion with a maturity of 90 days whereas the nominal value was RMB100 per unit and the interest rate was 2.50% per annum. On 18 April 2016, the Company redeemed the 2016 first tranche of super short-term commercial paper. For details, please refer to the announcements disclosed by the Company on the website of Hong Kong Stock Exchange on 18 January and 7 April 2016.

2.	On 20 January 2016, the Company completed the issuance of the 2016 second tranche of super short-term commercial paper in an amount of RMB2.0 billion with a maturity of 90 days whereas the nominal value was RMB100 per unit and the interest rate was 2.50% per annum. On 19 April 2016, the Company redeemed the 2016 second tranche of super short-term commercial paper. For details, please refer to the announcements disclosed by the Company on the website of Hong Kong Stock Exchange on 21 January and 11 April 2016.

3.	On 18 March 2016, the Company paid for the accrued interest from 18 March 2015 to 17 March 2016 of the first tranche of the 2012 corporate bonds which was issued on 20 March 2013 and listed on the Shanghai Stock Exchange on 22 April 2013. The first tranche of the corporate bonds are 10-year fixed interest rate bonds, with an amount of RMB4.8 billion, an issue price of RMB100 each and a coupon interest rate of 5.05%. Dagong Global Credit Rating Co., Ltd. has evaluated the first tranche of the 2012 corporate bonds and maintained the Company’s AAA issuer credit rating with a stable outlook, and maintained its AAA bond credit rating. For details, please refer to the announcements disclosed by the Company on the website of Hong Kong Stock Exchange on 11 March and 3 May 2016.

4.	On 21 March 2016, Eastern Air Overseas (Hong Kong) Corporation Limited (“Eastern Air Overseas”), a wholly-owned subsidiary of the Company, issued an offer solicitation in respect of the repurchase of bonds to the holders of the overseas Renminbi-denominated bonds. As of 6 May 2016, Eastern Air Overseas had repurchased overseas Renminbi-denominated bonds in the aggregate amount of RMB3.3 billion. The bonds repurchased had been cancelled by Eastern Air Overseas and were delisted from Hong Kong Stock Exchange with effect from 16 May 2016. For details, please refer to the announcements disclosed by the Company on the website of Hong Kong Stock Exchange on 20 March, 1 April, 13 April, 14 April, 27 April, 29 April, 6 May and 10 May 2016.

5.	On 22 March 2016, the Company redeemed the 2015 third tranche of super short- term commercial paper in an amount of RMB3.0 billion with a maturity of 270 days whereas the nominal value was RMB100 per unit and the interest rate was 3.50% per annum. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 15 March 2016.

6.	On 24 March 2016, the Company completed the issuance of the 2016 third tranche of super short-term commercial paper in an amount of RMB3.0 billion with a maturity of 270 days whereas the nominal value was RMB100 per unit and the interest rate was 2.40% per annum. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 28 March 2016.

7.	On 8 April 2016, the Company completed the issuance of the 2016 fourth tranche of super short-term commercial paper in an amount of RMB3.0 billion with a maturity of 259 days whereas the nominal value was RMB100 per unit and the interest rate was 2.50% per annum. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 11 April 2016.

8.	On 13 April 2016, the Company completed the issuance of the 2016 fifth tranche of super short-term commercial paper in an amount of RMB3.0 billion with a maturity of 90 days whereas the nominal value was RMB100 per unit and the interest rate was 2.35% per annum. On 12 July 2016, the Company redeemed the 2016 fifth tranche of super short-term commercial paper. For details, please refer to the announcements disclosed by the Company on the website of Hong Kong Stock Exchange on 13 April and 5 July 2016.

9.	On 14 April 2016, the Company completed the issuance of the 2016 sixth tranche of super short-term commercial paper in an amount of RMB3.0 billion with a maturity of 180 days whereas the nominal value was RMB100 per unit and the interest rate was 2.55% per annum. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 14 April 2016.

10.	On 18 April 2016, 241,547,927 and 457,317,073 A Shares with trading moratorium which were issued to the controlling shareholder of the Company namely China Eastern Air Holding Company (“CEA Holding”) and CES Finance Holding Co., Ltd. (“CES Finance”) on 16 April 2013 pursuant to a non-public issuance became listed. CEA Holding and CES Finance undertook that they shall not dispose of the aforesaid shares within 24 months from 18 April 2016. For details, please refer to the announcements disclosed by the Company on the website of Hong Kong Stock Exchange on 11 April and 18 April 2016.

11.	On 20 April 2016, the Company completed the issuance of the 2016 seventh tranche of super short-term commercial paper in an amount of RMB3.0 billion with a maturity of 270 days whereas the nominal value was RMB100 per unit and the interest rate was 2.80% per annum. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 20 April 2016.

12.	On 21 April 2016, trading in the shares of the Company was suspended for one day due to the contemplated entry by CEA Holding into a cooperation agreement related to the principal business and shareholding of the Company with a third party. On the same date, CEA Holding entered into the Strategic Cooperation Framework Agreement with Ctrip. Trading in the shares of the Company resumed on 22 April 2016. For details, please refer to the announcements disclosed by the Company on the website of Hong Kong Stock Exchange on 21 April and 22 April 2016.

13.	On 27 April 2016, the Company completed the issuance of the 2016 eighth tranche of super short-term commercial paper in an amount of RMB3.0 billion with a maturity of 180 days whereas the nominal value was RMB100 per unit and the interest rate was 2.70% per annum. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 29 April 2016.

14.	On 28 April 2016, the Company entered into the 2016 Aircraft Finance Lease Framework Agreement and the 2017–2019 Aircraft Finance Lease Framework Agreement with CES International Financial Leasing Corporation Limited. Each of the aforesaid transactions constitutes a major and continuing connected transaction of the Company. For details, please refer to the announcements disclosed by the Company on the website of Hong Kong Stock Exchange on 28 April 2016.

15.	On 28 April 2016, the Company entered into the Airbus Purchase Agreement in relation to A350 series aircraft with Airbus SAS for the purchase from Airbus SAS of twenty brand new Airbus A350-900 wide-body aircraft for long-haul routes. On the same date, the Company entered into the Boeing Purchase Agreement in relation to B787 series aircraft with Boeing Company for the purchase from Boeing Company of fifteen brand new Boeing B787-9 wide-body aircraft for long-haul routes. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 28 April 2016.

16.	On 28 April 2016, China Eastern Airlines Technology Application Research Center Co., Ltd., a wholly-owned subsidiary of the Company, entered into the property management, accommodation and catering and ground transportation services framework agreement with Eastern Air Industrial Investment Group Co., Ltd., a wholly-owned subsidiary of CEA Holding. The aforesaid transaction constitutes a continuing connected transaction of the Company. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 28 April 2016.

17.	On 15 June 2016, it was approved at the general meeting of the Company that the maximum limit of the balance of the guarantee provided by the Company to Eastern Air Overseas shall be increased from RMB12 billion to RMB24 billion. The term of the guarantee is the same as those of the bonds, loans and trade financing etc. of Eastern Air Overseas, and will not exceed a maximum term of 10 years. For details, please refer to the announcements disclosed by the Company on the website of Hong Kong Stock Exchange on 28 April and 16 June 2016.

18.	On 9 May 2016, the Company completed the issuance of the 2016 ninth tranche of super short-term commercial paper in an amount of RMB3.0 billion with a maturity of 180 days whereas the nominal value was RMB100 per unit and the interest rate was 2.79% per annum. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 9 May 2016.

19.	On 18 May 2016, the Company completed the issuance of the 2016 tenth tranche of super short-term commercial paper in an amount of RMB5.0 billion with a maturity of 180 days whereas the nominal value was RMB100 per unit and the interest rate was 2.80% per annum. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 18 May 2016.

20.	On 25 May 2016, the Company redeemed the 2015 seventh tranche of super short- term commercial paper in an amount of RMB2.0 billion with a maturity of 180 days whereas the nominal value was RMB100 per unit and the interest rate was 3.00% per annum. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 13 May 2016.

21.	On 1 June 2016, the Company completed the issuance of the 2016 eleventh tranche of super short-term commercial paper in an amount of RMB3.0 billion with a maturity of 90 days whereas the nominal value was RMB100 per unit and the interest rate was 2.65% per annum. On 30 August 2016, the Company redeemed the 2016 eleventh tranche of super short-term commercial paper. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 1 June and 22 August 2016.

22.	On 8 June 2016, the Company completed the issuance of the 2016 twelfth tranche of super short-term commercial paper in an amount of RMB2.0 billion with a maturity of 270 days whereas the nominal value was RMB100 per unit and the interest rate was 2.80% per annum. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 8 June 2016.

23.	On 14 June 2016, the Company completed the issuance of the 2016 first tranche of medium-term notes in an amount of RMB3.0 billion with a maturity of 3 years whereas the nominal value was RMB100 per unit and the interest rate was 3.15% per annum. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 16 June 2016.

24.	On 24 June 2016, the Company redeemed the 2015 fourth tranche of super short- term commercial paper in an amount of RMB2.5 billion with a maturity of 270 days whereas the nominal value was RMB100 per unit and the interest rate was 3.30% per annum. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 17 June 2016.

25.	On 14 July 2016, the Company completed the issuance of the 2016 second tranche of medium-term notes in an amount of RMB4.0 billion with a maturity of 5 years whereas the nominal value was RMB100 per unit and the interest rate was 3.39% per annum. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 14 July 2016.

26.	On 20 July 2016, the Company completed the issuance of the 2016 third tranche of medium-term notes in an amount of RMB1.5 billion with a maturity of 3 years whereas the nominal value was RMB100 per unit and the interest rate was 3.00% per annum. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 20 July 2016.

27.	On 23 July 2016, the Company redeemed the 2015 fifth tranche of super short-term commercial paper in an amount of RMB2.0 billion with a maturity of 270 days whereas the nominal value was RMB100 per unit and the interest rate was 3.00% per annum. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 15 July 2016.

28.	On 16 August 2016, the Company redeemed the 2015 sixth tranche of super short- term commercial paper in an amount of RMB2.0 billion with a maturity of 270 days whereas the nominal value was RMB100 per unit and the interest rate was 3.10% per annum. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 8 August 2016.

29.	The estimated transaction caps for the continuing connected transactions, which were considered and approved by the Board and at the general meetings of the Company, and their actual amounts incurred up to 30 June 2016, are set out as follows:

Unit: RMB thousand

		2016
	Actual amount	estimated
	incurred up to	transaction
Approved categories	30 June 2016	caps

Financial services (balance)
– balance of deposit	216,696	7,000,000
– balance of loans	500,000	7,000,000
Catering supply services	527,937	1,460,000
Import and export agency services	45,013	150,000
Production and maintenance services	42,971	192,200
Property leasing	27,000	150,000
Property management and green maintenance	20,116	128,000
Advertising agency services	10,479	70,000
Hotel accommodation services	32,544	55,100
Civil aviation information network services (pursuant to the Rules Governing the Listing of Stocks on Shanghai Stock Exchange)	281,971	730,000
Aircraft finance lease services	2,428,386	USD2,616 million or equivalent RMB

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Liu Shaoyong
Chairman

Shanghai, the People’s Republic of China

30 August 2016

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).

– 56 –